Exhibit 99.1

Ballard Announces Follow-On Order for Fuel Cell Modules to Power 13 Solaris Buses in Frankfurt

VANCOUVER, BC and HOBRO, Denmark, May 27, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced purchase orders from Solaris Bus & Coach S.A. ("Solaris"; www.solarisbus.com), a leading European bus and trolleybus manufacturer and Ballard partner headquartered in Bolechowo, Poland, for 13 Ballard FCmove™ fuel cell modules to power 13 Fuel Cell Electric Buses (FCEBs) deployed with In-der-City-Bus GmbH ("ICB"), which operates bus routes in Frankfurt, Germany. Ballard plans to ship the modules in 2021 and the buses are planned for deployment in 2022.

Solaris Urbino 12 hydrogen bus, powered by a Ballard fuel cell module (CNW Group/Ballard Power Systems Inc.)

 Each of the single decker Solaris Urbino 12 hydrogen buses is 12-meters (40-feet) long and is capable of traveling 350 kilometers (210 miles) on a single hydrogen refueling. The buses are designed for maximum passenger comfort and security, with amenities that include air conditioning, a modern passenger information system, built-in USB charging points, wheelchair access, and CCTV cameras.

The city of Frankfurt has targeted climate neutrality by 2050, including achievement of city traffic climate neutrality by 2030. ICB is committed to implementing climate protection goals in concert with Frankfurt's target and began an initiative to obtain fuel cell-powered buses in 2020. ICB plans to refuel its fuel cell buses with hydrogen at a central station located at its bus depot.

Javier Calleja, CEO of Solaris Bus & Coach sp. z o.o. said, "Cities are responsible for 60% of CO2 emissions, so it is extremely important to allow the technologies used in every aspect of the city's operation to 'turn green' – including public transport. We are proud that the products offered by us contribute to this green transformation and that they have a tangible impact on improving the quality of life of city residents. I am very pleased to notice the growing interest in hydrogen buses which are a perfect supplement to our e-mobility portfolio."

Rob Campbell, Ballard Chief Commercial Operator added, "With the deployment of these 13 buses, Ballard modules will be powering a total of 80 Solaris buses in The Netherlands, Germany and Italy. The orders we are announcing today are indicative of the growing European and global adoption of zero-emission FCEBs, driven by recognized benefits that include superior total cost of ownership for bus fleet operators along with route flexibility, rapid refueling and long range zero-emission performance."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 27-MAY-21